December 8, 2006

Via EDGAR and FACSIMILE

Ms. Rebecca Moore
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	MRU Holdings, Inc. (the “Company”)
Form 10-KSB for the period ended June 30, 2005 (Transitional Period)
Form 10-KSB for the fiscal year ended June 30, 2006
FILE NO. 000-33487

Dear Ms. Moore:

We are writing in regard to a supplemental comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated November 7, 2006 with respect to the Company’s Form 10-KSB for the period ended June 30, 2005 (Transitional Period) and Form 10-KSB for the fiscal year ended June 30, 2006.

We have attached written responses keyed to your comments. Since we intend to restate our financials due to our review of the issues that the SEC has discussed with the Company, we have attached drafts of those restated financial statements for your review prior to filing these amended reports. Please be advised that the attached financials are being provided for your review only, and should not be considered filed.

As you discussed with Randy Rasmussen, our Managing Director-Finance and Controller, we would appreciate any accelerated attention the SEC could give to this review, as we would like to cooperate with the SEC in closing the issues the SEC brought to our attention, amend our reports accordingly, and work with the SEC to have our recently amended S-3 be effective.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (212) 836-4194 or Mr. Rasmussen at (212) 836-4163.

Thank you very much for your assistance.

Sincerely,

MRU Holdings, Inc.

Name: Vishal Garg
Title: Co-Founder and Chief Financial Officer

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

Note 5: Stockholders’ Equity
Preferred Stock, page F-12

1.
We note your response to prior comment 2. We have considered your responses to our prior comments and the views expressed by the Company, its auditors, and representatives in a call with the staff on October 4th regarding the Company’s accounting for the Preferred Stock. The Company’s common stock did have trading activity at the date the preferred shares were issued.

Management’s valuation considered the market price of the Company’s common stock, because the preferred stock is convertible into common stock, and applied a discount due to the size of the block of shares of common stock into which the preferred stock was convertible. Management applied the discounts in the belief that the quoted price of the common stock was unreliable because the common stock was thinly traded, evidencing to them that the market was not active. In addition, management believed that the market could not readily absorb the increase in trading if all of the preferred stock was converted into common stock in light of the historical trading volume. The Company believes their methodology for measuring the fair value of the preferred stock issued under the agreement is in accordance with GAAP.

There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument. Following are some of the references in GAAP that discuss required use of a quoted market price:

•
Paragraph 5 of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.

•	Paragraph 58 of Statement No. 107 rejects the suggestion that an active market does not exist in cases where a stock is thinly traded.
•	Paragraph 58 of Statement No. 107 further states that quoted market prices, even in thin markets are relevant measures of fair value.
•
Paragraph 3a of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, states “The fair value of an equity security is readily determined if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau. Restricted stock does not meet that definition.”

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

References in GAAP also preclude blockage discounts, for example:

•
Paragraph 6 of Statement No. 107 indicates that “the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value…even if…a market’s normal volume for one day might not be sufficient to absorb the quantity…”

•
Question 50 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value; and

•
Footnote 3 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, states that the quoted market prices should not be adjusted to reflect large block factors; the issue also gives guidance in instances where a quoted market prices is not available.

GAAP is clear that quoted market prices, exclusive of adjustments for large block factors and irrespective of a thin trading market, are the best evidence of fair value. As such, we believe that your accounting for the beneficial conversion feature of the preferred shares is not in accordance with GAAP. Paragraph 5 of EITF 98-5 requires that beneficial conversion features be valued separately at issuance of the convertible securities. The guidance further stipulates that the calculation of the beneficial conversion feature is the difference between the conversion price and the fair value of the common stock into which the security is convertible. Fair value under GAAP, as outlined above, is the quoted price of the Company’s common stock.

In conclusion, we do not believe that you have persuasive support for using a discount in light of the clear guidance in GAAP that precludes such a practice. We also believe GAAP is clear in requiring the use of a quoted market price to determine fair value and that a thin market is not grounds to conclude that a market is not active. Therefore, please restate your financial statements to reflect the recognition of the beneficial conversion feature of your preferred stock at the quoted price of the common stock on the commitment date of the preferred shares.

Company’s Response: The Company will restate its financial statements (10QSB for period ended March 30, 2005, 10KSB for transitional period ended June 30, 2005, 10QSB for period ended September 30, 2005, 10QSB for period ending December 31, 2005, 10QSB for period ended March 30, 2006, 10KSB for period ended June 30, 2006, and 10QSB for period ended September 30, 2006) to reflect the recognition of the beneficial conversion feature of the Series A Convertible Preferred Stock using the quoted price of the common stock on the commitment date of the preferred shares. The Company has attached drafts of the amended financial statements with this response for the SEC to review prior to the Company restating these reports.

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

The Company relied on EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, as a guide to treating the beneficial conversion of the Series A Convertible Preferred Stock as an additional Preferred Stock Dividend, both for the issuance of this security and the dividends that this security earned.

2.
We note your response to prior comment 2. In the Certificate of Designation for the Series A Convertible Preferred Shares, filed in Form 8-K on February 10, 2005, we note that dividends can be paid in cash or in additional Series A Preferred Shares. For dividends which were paid in shares, please revise to disclose how you have evaluated these dividends for the existence of an additional beneficial conversion feature. Refer to Issue 10 of EITF 00-27.

Company’s Response: With the restated reports provided in response to comment 1 above, the Company has included the restatement effects of the beneficial conversion feature for the dividends on the Series A Preferred Shares, which were settled in additional shares of Series A Preferred. The Company relied on Issue 10 of EITF 00-27, as the SEC referenced, to accrue the beneficial conversion on the dates that the dividends were accrued and the fair value of the underlying issuer stock at the recognition or declaration date was used to measure the intrinsic value of the conversion option embedded in the payment-in-kind instrument.

Form 10-KSB for the Fiscal Year Ended June 30, 2006

Management’s Discussion and Analysis
Provision for loan losses (bad debt expenses), page 13

3.
We note that for the year ended June 30, 2006, you have recognized $815,000, as a reduction to the fair value of your loans held for sale, but it does not appear that this was recognized until the fourth quarter of 2006. Please review to disclose the factors which changed in the fourth quarter to trigger the loss recognized for the year.

Company’s Response: The Company will expand Management’s Discussion and Analysis to review the factors which changed in the fourth quarter to trigger the loss recognized for the year when it restates its 10KSB for the fiscal year ended June 30, 2006 as follows:

“Until the fourth quarter of 2006, the Company had immaterial delinquency experience to inform it of an adequate allowance for loan losses. This was due to the fact that the Company had only begun originating private student loans in June 2005 and that the vast majority of the loans the Company has originated have deferred payment structures, i.e. the student borrowers do not pay either interest or principal while in school. During the fourth quarter of 2006, the Company had enough data to allow a meaningful analysis of delinquent loans to estimate an allowance for loan losses/bad debt expenses.”

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

4.	In order to provide information about the risk elements of your loans held, please revise to include the following disclosures:

•	Loans accounted for on a nonaccrual basis;
•	Accruing loans which are contractually past due 90 days or more as to principal or interest payments;
•	Loans not included in the above categories, which are troubled debt restructurings; and
•
The nature and extent of any loans which are not currently classified in the above categories, but where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as one of the above categories.

Company’s Response: The Company will expand the Management Discussion and Analysis on provision for loan losses for those loans which are contractually past due 90 days or more as to principal or interest payments. As of June 30, 2006, the Company had seven (7) loans for $67,944 that were past due 90 days or more as to principal or interest payments.

Loans accounted for on a nonaccrual basis and troubled debt restructurings are not applicable disclosures for the Company’s student loan receivables portfolios.

On the last point, the Company has no known information on the credit problems of its student loans borrowers that would cause management to have serious doubts as to the ability of its borrowers to comply with the present loan repayment terms and which would result in disclosure of such loans in one of the above categories.

Audited Financial Statements

Balance Sheet, page F-2

5.
Please revise your balance sheet to present your student loan receivables held for sale at the lower of cost held for sale at the lower of cost or fair market value. The presentation of such loans net of the allowance for loan loss does not appear consistent with GAAP. Please refer to paragraph 8 of SOP 01-6.

Company’s Response: Paragraph 8 of SOP 01-6 follows: “The allowance for loan losses reported on a creditor’s balance sheet should consist only of (a) a component for loans that are identified for evaluation and for which loan impairment is recognized and measured in accordance with FASB Statement 114 and (b) one of more components of collective loan impairment recognized in accordance with FASB Statement 5.”

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

Paragraph 9 gives guidance in applying FASB Statement 5 - “…creditors typically segment the loan portfolio into pools based on similar credit risk characteristics. Once the pools have been identified, losses are estimated based on the attributes of each pool.” Further paragraph 9 lists examples of changes in conditions or environmental factors often considered in developing adjustments to historical loss experience, which includes “current levels of delinquencies, bankruptcies, charge-offs, and recoveries, compared with prior experience”. This is the methodology the Company adopted to evaluate the sufficiency of its allowance for loan losses. The Company is confident that its presentation of student loan receivables on the balance sheet is correct and proper.

Further, the Company notes that its presentation of student loans receivable net of allowances for loan losses is consistent with the presentation of other publicly traded student lenders.

Note 2: Summary of Significant Accounting Policies, page F-8

General

6.
Please revise to disclose your ownership percentage, the accounting treatment and basis for the treatment of your investment in Achiever Fund I, LLC. Refer us to the technical literature you have considered.

Company’s Response: The Company disclosed in Part I, Item 1 that its ownership percentage in the Achiever Fund I, LLC entity was less than five (5%) percent. The Company has not consolidated this affiliate within its financial statements per FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46). FIN 46 requires consolidation by business entities of variable interest entities, which have one or more of the following characteristics (the Company’s application of the facts of the agreement to FIN 46 requirements are noted after each):

1. The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. (The agreement anticipated the need for more than the initial funding for each member up to a limit of $26M. The Company is limited to $1M in potential equity investment in this agreement.)
2. The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
a. The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights. (Achiever Fund I, LLC is controlled by a board of directors with voting rights held by the equity investors).
b. The obligation to absorb the expected losses of the entity (Gains and losses are allocated to members based on their respective investments).
c. The right to receive the expected residual return of the entity (Residual interests are returned to the members in a pro rata distribution based on their respective percentage interests).

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

3. The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. (Voting Rights: The agreement requires the unanimous vote of the members; under Delaware law, managers who are also members have the same rights and powers of other members unless the operating agreement provides otherwise. Entity Activities: Achiever Fund I, LLC provides student loans to unrelated third parties and thereby generate profits which are allocated to the members in proportion to their respective percentage interests).

The Company will revise the footnotes to the financial statements when it restates its 10KSB for the fiscal year ended June 30, 2006 for the beneficial conversion. Additionally, the Company provided this disclosure in its footnotes to the financial statements when it issued its 10QSB for the period ended September 30, 2006.

Allowance for Loan Losses, page F-10

7.
Your disclosure here of the recognition of a loss related to the decline in the fair value of your loans held for sale appears to contradict your disclosure on page F-13 which reflects a fair value of the student loan receivable in excess of the cost. Please revise to clarify this contradiction.

Company’s Response: The Company should not have reduced the cost of its student loan receivables held for sale for the allowance for loan losses on page F-13, which compared the fair value of its student loan receivables in excess of the cost. The Company will revise this note when restating its 10KSB for the fiscal year ended June 30, 2006 and has made this adjustment when it issued its 10QSB for the period ended September 30, 2006.

Stock-Based Compensation, page F-13

8.	Please revise to include the disclosures required by paragraph 64 of SFAS 123(R) and to expand your discussion of the methodology used to value the options.

Company’s Response: The Company will expand this note when restating its 10KSB for the fiscal year ended June 30, 2006 and has expanded this note to comply with paragraph 64 of SFAS 123(R) when it issued its 10QSB for the period ended September 30, 2006.

Note 3: Student Loan Receivables, Held for Sale, page F-14

9.
Please revise to disclose if servicing has been retained on the sold loans. If so, please revise to include the disclosures required by paragraph 17 of SFAS 140. If servicing has not been retained, please disclose that fact.

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

Company’s Response: The Company has retained servicing rights on the loans purchased under its various subsidiary loan programs and has outsourced the servicing function to a third party, who remits funds collected to us along with monthly activity reports. The Company will revise this note when restating its 10KSB for the fiscal year ended June 30, 2006 and has made this disclosure when it issued its 10QSB for the period ended September 30, 2006.

Note 7: Stockholders’ Equity
Series B Convertible Preferred Private Placement, page F-19

10.
We note that you have issued Series B Convertible Preferred Shares in a private placement. Please file the Series B Certificate of Designation as an Exhibit or refer us to the date and form which it was filed.

Company’s Response: The Company will revise the Exhibit List to include this Certificate of Designation when restating its 10KSB for the fiscal year ended June 30, 2006.

11.
Please revise to disclose how you have evaluated the terms of the Series B Convertible Preferred Shares for the existence of a beneficial conversion feature. Specifically disclose how the conversion rates compare to your market price on the commitment date.

Company’s Response: The Company will restate its financial statements (10KSB for period ended June 30, 2006 and 10QSB for period ended September 30, 2006) to reflect the recognition of the beneficial conversion feature of the Series B Convertible Preferred Stock using the quoted price of the common stock on the commitment date of the preferred shares. The Company has attached drafts of the amended financial statements with this response for the SEC to review prior to the Company restating these reports.

The Company relied on EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, as a guide to treating the beneficial conversion of the Series B Convertible Preferred Stock as an additional Preferred Stock Dividend, both for the issuance of this security and the dividends that this security earned.

12.
Please revise to disclose how you have evaluated the dividends to be paid on the Series B Convertible Preferred shares for recognition of an additional beneficial conversion feature. In your revision, please disclose if you have the choice to pay the dividends in preferred shares or cash. Please refer to Issue 10 of EITF 00-27.

Company’s Response: The dividends due the Series B Convertible Preferred shareholders are payable only in additional shares of Series B Convertible Preferred shares. With the restated reports provided in response to comment 11 above, the Company has included the restatement effects of the beneficial conversion feature for the dividends on the Series B Preferred Shares. The Company relied on Issue 10 of EITF 00-27, as the SEC referenced, to accrue the beneficial conversion on the dates that the dividends were accrued and the fair value of the underlying issuer stock at the recognition or declaration date was used to measure the intrinsic value of the conversion option embedded in the payment-in-kind instrument.

Attachment to MRU Holdings, Inc.
Letter to SEC dated December 8, 2006
Provided for review, not filed

13.
In your description of the Series B shares, it is noted that the shares have redemption features. Please revise to disclose methods of redemption and how these were considered in determining the appropriateness of equity classification. Please tell us the GAAP literature you relied upon for this classification.

Company’s Response: Shares of Series B Preferred shall be redeemed by the Company out of funds lawfully available therefore at a price per share equal to the greater of (a) the Series B Original Issue price per share, plus the value of all declared but unpaid dividends thereon or (b) the fair market value of Series B Preferred on the date on which notice requesting redemption is delivered, payable in two annual installments commencing ninety (90) days after receipt by the Company at any time on or after the fifth anniversary of the Series B Measurement Date, from the Series B majority holders, of written notice requesting redemption of Series B Preferred.

The Company relied on Statement of Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, (FAS 150), in determining the equity classification of the Series B Preferred Shares. Per Paragraph A7, “if a financial instrument will be redeemed only upon the occurrence of a conditional event, redemption of that instrument is conditional and therefore the instrument does not meet the definition of a mandatorily redeemable financial instrument in this statement.” FAS 150 requires that mandatorily redeemable financial instruments shall be classified as a liability.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
(FORMERLY PACIFIC TECHNOLOGY, INC.)
CONSOLIDATED BALANCE SHEET
(UNAUDITED)
(RESTATED)
MARCH 31, 2005

ASSETS

2005
(Restated)
Current Assets:
Cash and cash equivalents	$9,249,870
Accounts Receivable	20,246
Prepaid expenses and other current assets	230,343

Total Current Assets	9,500,459

Fixed assets, net of depreciation	151,776

Other Assets:
Security Deposits	24,263

TOTAL ASSETS	$9,676,498

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	448,502
Accrued interest expense	211
Liability for stock to be issued	80,000

Total Current Liabilities	528,713

Total Liabilities	528,713

STOCKHOLDERS' EQUITY (DEFICIT)
Series A Preferred Stock, $.001 par value; 5,000,000 shares authorized and 3,250,006
shares issued and outstanding	3,250
Common Stock, $.001 par value; 50,000,000 shares authorized,
13,586,201 issued and outstanding	13,586
Additional paid-in capital	14,240,452
Additional paid-in capital - Series A beneficial conversion feature	6,175,000
Accumulated deficit	(11,284,503)

Total Stockholders' Equity (Deficit)	9,147,785

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$9,676,498

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
(FORMERLY PACIFIC TECHNOLOGY, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(RESTATED)
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

	2005	2004
	(Restated)

OPERATING REVENUES
Referral income - private student loans	$5,211	$932

OPERATING EXPENSES
General and administrative expenses	2,766,549	11,170
Depreciation and amortization	12,440	468

Total Operating Expenses	2,778,989	11,638

NET (LOSS) BEFORE OTHER INCOME/(LOSS)	(2,773,778)	(10,706)

OTHER INCOME( LOSS)
Interest income	47,397	-
Interest expense	(67,781)	-
Other expenses	(1,900)	-
Unrealized loss on investment	-	(1,500)

Total Other Income/(Loss)	(22,284)	(1,500)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(2,796,062)	(12,206)
Provision for income taxes	-	-

NET (LOSS)	(2,796,062)	(12,206)

LESS PREFERRED STOCK DIVIDEND	(6,175,000)	-

NET LOSS APPLICABLE TO COMMON SHARES	$(8,971,062)	$(12,206)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.660)	$(0.001)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	13,586,201	10,300,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(RESTATED)
JUNE 30, 2005

ASSETS

2005
(Restated)
CURRENT ASSETS:
Cash and cash equivalents	$6,894,522
Accounts receivable	20,246
Student loans receivable, held for sale	158,479
Collateral deposit - student loans	250,000
Prepaid expenses and other current assets	133,540

Total Current Assets	7,456,787

Fixed assets, net of depreciation	273,073

OTHER ASSETS:
Security deposits	392,963
Deferred financing fees, net	177,820

Total Other Assets	570,783

TOTAL ASSETS	$8,300,643

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$748,253
Accrued payroll	225,644

Total Current Liabilities	973,897

LONG-TERM LIABILITIES:
Deferred origination fee revenue	7,388

Total Long-term Liabilities	7,388

Total Liabilities	981,285

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $.001 par value; 5,000,000 shares authorized and 3,250,006
shares issued and outstanding	3,250
Common Stock, $.001 par value; 50,000,000 shares authorized,
13,664,502 issued and outstanding	13,664
Additional paid-in capital	13,808,134
Additional paid-in capital - Series A beneficial conversion feature	6,175,000
Accumulated deficit	(12,680,690)

Total Stockholders' Equity (Deficit)	7,319,358

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$8,300,643

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(RESTATED)
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004 AND
THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Six Months Ended		Years Ended
	June 30,	June 30,	December 31,	December 31,
	2005	2004	2004	2003
	(Audited)	(Unaudited)	(Audited)	(Audited)
	(Restated)

OPERATING REVENUE:
Referral income - consolidation loans	$238,175	$-	$-	$-
Referral income - private student loans	881	932	8,177	2,406
Loan portfolio interest income	297	-	-	-

Total Operating Revenue	239,353	932	8,177	2,406

COST OF REVENUES
Referral marketing costs - consolidations	189,725	-	-	-
Facility interest and origination bank costs	10,185	-	-	-
Servicing and custodial costs	25,070	-	-	-

Total Cost of Revenues	224,980	-	-	-

GROSS PROFIT/(LOSS)	14,373	932	8,177	2,406

OPERATING EXPENSES
Corporate general and administrative expenses	1,104,701	200,574	774,122	48,633
Sales and marketing expenses	791,261	-	312,301	-
Operations expenses	257,307	-	35,687	-
Technology development	855,132	-	158,646	-
Legal expenses	791,011	-	475,984	-
Other operating expenses	247,807	-	98,894	-
Depreciation and amortization	70,595	1,092	13,782	1,547

Total Operating Expenses	4,117,814	201,666	1,869,416	50,180

NET (LOSS) BEFORE OTHER INCOME/(LOSS)	(4,103,441)	(200,734)	(1,861,239)	(47,774)

OTHER INCOME (LOSS)
Interest income	83,398	1,345	13,931	-
Interest expense	(67,905)	-	(22,133)	-
Other expenses	(2,000)	-	(1,992)	-
Unrealized (loss) on investment	-	(1,500)	-	(1,500)
Other gain	18,785	-	-	-

Total Other Income (Loss)	32,278	(155)	(10,194)	(1,500)

NET (LOSS) BEFORE PROVISION FOR INCOME TAXES	(4,071,163)	(200,889)	(1,871,433)	(49,274)
Provision for income taxes	-	-	-	-

NET (LOSS)	(4,071,163)	(200,889)	(1,871,433)	(49,274)

LESS PREFERRED STOCK DIVIDEND	(6,296,086)	-	-	-

LOSS APPLICABLE TO COMMON SHARES	$(10,367,249)	$(200,889)	$(1,871,433)	$(49,274)

NET LOSS PER BASIC AND DILUTED SHARES	$(0.76)	$(0.01)	$(0.14)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	13,608,511	10,300,000	13,209,331	10,300,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(RESTATED)
FOR THE SIX MONTHS ENDED JUNE 30, 2005 (AUDITED)
AND THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (AUDITED)

								Additional
						Additional	Additional	Paid-In
	Series A				Additional	Paid-In	Paid-In	Capital
	Preferred Stock		Common Stock		Paid-In	Capital	Capital	- Series A	Accumulated
	Shares	Amount	Shares	Amount	Capital	- Options	- Warrants	Ben Conv	(Deficit)	Total
								(Restated)	(Restated)

Balance, December 31, 2003	900,000	$900	10,300,000	$10,300	$438,800	$0	$0		($442,008)	$7,992

Additional capital contribution					30,450					30,450

Net (loss) for the six months ended June 30, 2004 before effects of reverse merger									(200,889)	(200,889)

Subtotal-June 30, 2004	900,000	$900	10,300,000	$10,300	$469,250	$0	$0	$0	($642,897)	($162,447)

Effects of Reverse Merger
Elimination of Iempower equity	(900,000)	(900)	(10,300,000)	(10,300)	(469,250)					(480,450)
Distribution of Pacific Technology equity to Iempower holders			6,863,433	6,863	439,790					446,653
Assumption of Pacific Technology liabilities by Iempower holders			466,519	466	29,894					30,360
Remaining equity in Pacific Technology (now MRU Holdings, Inc.)			3,600,000	3,600						3,600

Issuance of shares in conversion of bridge loan and accrued interest			468,750	469	749,531					750,000

Common stock issued for cash, July 2004 - net of expenses			2,150,000	2,150	2,455,674					2,457,824

Common stock issued for cash, October 2004			37,500	38	59,962					60,000

Net (loss) for the period July 1, 2004 to December 31, 2004									(1,670,544)	(1,670,544.00)

Balance, December 31, 2004	0	$0	13,586,202	$13,586	$3,734,851	$0	$0	$0	($2,313,441)	$1,434,996

Issuance of Series A preferred stock, February 2005	3,250,006	$3,250			2,583,533		7,382,068	6,175,000	($6,175,000)	9,968,851

Exercise of warrants at $2.00 per share			40,000	40	79,960					80,000

Exercise of warrants at $1.60 per share			7,100	7	12,153					12,160

Exercise of warrants at $0.50 per share			31,200	31	15,569					15,600

Net (loss) for the six months ended June 30, 2005									(4,192,249)	(4,192,249)

Balance, June 30, 2005	3,250,006	$3,250	13,664,502	$13,664	$6,426,066	$0	$7,382,068	$6,175,000	($12,680,690)	$7,319,358

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
(RESTATED)
SEPTEMBER 30, 2005

ASSETS

2005
(Restated)
CURRENT ASSETS:
Cash and cash equivalents	$3,748,019
Accounts receivable	6,500
Student loans receivable, held for sale	7,962,903
Collateral deposit - student loans	250,000
Prepaid expenses and other current assets	214,068

Total Current Assets	12,181,490

Fixed assets, net of depreciation	452,693

OTHER ASSETS:
Security deposits	32,963
Deferred financing fees, net	160,612

Total Other Assets	193,575

TOTAL ASSETS	$12,827,758

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,413,571
Accrued payroll	280,225

Total Current Liabilities	1,693,796

LONG-TERM LIABILITIES:
Notes payable	6,420,843
Deferred origination fee revenue	278,825

Total Long-term Liabilities	6,699,668

Total Liabilities	8,393,464

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $.001 par value; 5,000,000 shares authorized and 3,171,148
shares issued and outstanding	3,171
Common Stock, $.001 par value; 50,000,000 shares authorized,
13,749,574 issued and outstanding	13,749
Additional paid-in capital	13,814,068
Additional paid-in capital - Series A beneficial conversion feature	6,175,000
Accumulated deficit	(15,571,694)

Total Stockholders' Equity (Deficit)	4,434,294

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$12,827,758

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(RESTATED)
DECEMBER 31, 2005

ASSETS

2005
(Restated)
CURRENT ASSETS:
Cash and cash equivalents	$2,981,512
Accounts receivable	18,100
Student loans receivable, held for sale	15,957,431
Prepaid expenses and other current assets	194,247

Total Current Assets	19,151,290

Fixed assets, net of depreciation	473,523

OTHER ASSETS:
Security deposits	29,258
Deferred financing fees, net	143,404

Total Other Assets	172,662

TOTAL ASSETS	$19,797,475

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$731,050
Accrued payroll	928,120

Total Current Liabilities	1,659,170

LONG-TERM LIABILITIES:
Notes payable	15,669,566
Deferred origination fee revenue	529,797

Total Long-term Liabilities	16,199,363

Total Liabilities	17,858,533

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, $.001 par value; 25,000,000 shares authorized and 2,783,434
shares issued and outstanding	2,783
Common Stock, $.001 par value; 200,000,000 shares authorized,
14,286,617 issued and outstanding	14,269
Additional paid-in capital	14,336,317
Additional paid-in capital - options	5,134,920
Additional paid-in capital - Series A beneficial conversion feature	6,280,743
Accumulated deficit	(23,830,090)

Total Stockholders' Equity (Deficit)	1,938,942

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$19,797,475

The accompanying notes are an integral part of these condensed consolidated financial statements.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(RESTATED)
FOR THE SIX MONTHS AND THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004

	Six Months Ended		Three Months Ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004
	(Restated)		(Restated)

OPERATING REVENUE:
Referral marketing fee income	$595	$7,245	$365	$7,245
Loan portfolio interest income	244,420	-	205,296	-
Origination fee - private student loans	1,495	-	1,495	-
License income	14,404	-	5,070	-

Total Operating Revenue	260,914	7,245	212,226	7,245

COST OF REVENUES
Referral marketing costs	108,955	-	50,285	-
Origination bank costs	76,710	-	37,853	-
Facility interest costs	145,880	-	124,766	-
Consulting and hosting	28,075	-	12,725	-
Trustee fees	10,633	-	4,133	-
Servicing costs	11,504	-	9,174	-

Total Cost of Revenues	381,757	-	238,936	-

GROSS PROFIT/ (LOSS)	(120,843)	7,245	(26,710)	7,245

OPERATING EXPENSES
General and administrative expenses	10,459,696	1,655,859	7,896,770	939,767
Depreciation and amortization	122,230	12,690	67,375	11,768

Total Operating Expenses	10,581,926	1,668,549	7,964,145	951,535

NET (LOSS) BEFORE OTHER INCOME/(LOSS)	(10,702,769)	(1,661,304)	(7,990,855)	(944,290)

OTHER INCOME (LOSS)
Interest income	61,245	12,586	39,243	5,992
Interest expense	(837)	(22,133)	(64)	(12,758)
Other income	-	(492)	-	(492)

Total Other Income (Loss)	60,408	(10,039)	39,179	(7,258)

NET (LOSS) BEFORE PROVISION FOR INCOME TAXES	(10,642,361)	(1,671,343)	(7,951,676)	(951,548)
Provision for income taxes	-	-	-	-

NET (LOSS)	(10,642,361)	(1,671,343)	(7,951,676)	(951,548)

LESS PREFERRED STOCK DIVIDEND	(507,039)	-	(306,720)	-

(LOSS) APPLICABLE TO COMMON SHARES	$(11,149,400)	$(1,671,343)	$(8,258,396)	$(951,548)

NET (LOSS) PER BASIC AND DILUTED SHARES	$(0.80)	$(0.13)	$(0.59)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	13,853,360	13,287,723	14,018,796	13,501,806

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (UNAUDITED)
(RESTATED)
MARCH 31, 2006

ASSETS

2006
(Restated)
CURRENT ASSETS:
Cash and cash equivalents	$22,854,629
Accounts receivable	4,166
Student loans receivable, held for sale	24,061,241
Prepaid expenses and other current assets	435,518

Total Current Assets	47,355,554

Fixed assets, net of depreciation	393,442

OTHER ASSETS:
Intangible assets, net of amortization	111,330
Security deposits	51,270
Deferred financing fees, net of amortization	344,946

Total Other Assets	507,546

TOTAL ASSETS	$48,256,542

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,208,698
Subscriptions, Series B Convertible Preferred Stock	25,090,365
Accrued payroll	73,164

Total Current Liabilities	26,372,227

LONG-TERM LIABILITIES:
Notes payable	22,867,914
Deferred origination fee revenue	815,194

Total Long-term Liabilities	23,683,108

Total Liabilities	50,055,335

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock, $.001 par value; 200,000,000 shares authorized,
17,309,753 issued and outstanding	17,311
Preferred Stock, Series B, $.001 par value; 25,000,000 shares authorized and
-0- shares issued and outstanding	-
Additional paid-in capital	13,567,033
Additional paid-in capital - options	5,156,537
Additional paid-in capital - Series A beneficial conversion feature	6,334,174
Accumulated deficit	(26,873,848)

Total Stockholders' Equity (Deficit)	(1,798,793)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$48,256,542

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(RESTATED)
FOR THE NINE MONTHS AND THREE MONTHS ENDED MARCH 31, 2006 AND 2005

	Nine Months Ended		Three Months Ended
	March 31	March 31	March 31	March 31
	2006	2005	2006	2005
	(Restated)	(Restated)	(Restated)	(Restated)

OPERATING REVENUE:
Referral income - consolidation loans	$-	$5,040	$-	$5,040
Referral income - private student loans	996	7,416	400	171
Loan portfolio interest income	571,057	-	326,637	-
Origination fee revenue - private student loans	4,221	-	2,725	-
Late payment fee revenue	235		235
License income	20,172	-	5,769	-

Total Operating Revenue	596,681	12,456	335,766	5,211

COST OF REVENUES
Referral marketing costs - consolidation loans	-	-	-	-
Referral marketing costs - private student loans	185,343	-	76,388	-
Facility interest and origination bank costs	555,281	-	332,691	-
Consulting and web hosting	42,525	-	14,450	-
Servicing and custodial costs	45,162	-	23,025	-

Total Cost of Revenues	828,311	-	446,554	-

GROSS PROFIT/(LOSS)	(231,630)	12,456	(110,788)	5,211

OPERATING EXPENSES
Corporate, general, and administrative expenses	7,941,798	1,750,045	1,214,764	930,263
Sales and marketing expenses	3,118,046	847,768	1,171,770	626,641
Operations expenses	2,416,072	973,943	792,755	923,886
Legal expenses	260,067	850,652	76,693	285,759
Depreciation and amortization	238,807	25,130	116,576	12,440

Total Operating Expenses	13,974,790	4,447,538	3,372,558	2,778,989

NET (LOSS) BEFORE OTHER INCOME/(LOSS)	(14,206,420)	(4,435,082)	(3,483,346)	(2,773,778)

OTHER INCOME (LOSS)
Interest income	195,304	59,983	134,059	47,397
Interest expense	(21,881)	(89,914)	(21,043)	(67,781)
Other income (expense)	30,868	(2,392)	10,832	(1,900)

Total Other Income (Loss)	204,291	(32,323)	123,848	(22,284)

NET (LOSS) BEFORE PROVISION FOR INCOME TAXES	(14,002,129)	(4,467,405)	(3,359,498)	(2,796,062)
Provision for income taxes	-	-	-	-

NET (LOSS)	(14,002,129)	(4,467,405)	(3,359,498)	(2,796,062)

LESS PREFERRED STOCK DIVIDEND	(749,137)	(6,175,000)	(223,440)	(6,175,000)

LOSS APPLICABLE TO COMMON SHARES	$(14,751,266)	$(10,642,405)	$(3,582,938)	$(8,971,062)

NET LOSS PER BASIC AND DILUTED SHARES	$(1.03)	$(0.80)	$(0.23)	$(0.66)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	14,388,268	13,385,763	15,481,857	13,586,201

The accompanying notes are an integral part of these condensed consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED AUDITED BALANCE SHEETS
(RESTATED)
JUNE 30, 2006 AND JUNE 30, 2005

ASSETS
	2006	2005
	(Restated)	(Restated)
CURRENT ASSETS:
Cash and cash equivalents	$20,874,934	$6,894,522
Accounts receivable	4,167	20,246
Student loans receivable, held for sale (net of allowance for loan losses
of $814,631 and $0, respectively)	38,749,736	158,479
Collateral deposit - student loans	0	250,000
Prepaid expenses and other current assets	388,477	133,540

Total Current Assets	60,017,314	7,456,787

Fixed assets, net of depreciation	537,131	273,073

OTHER ASSETS:
Security deposits	30,248	392,963
Intangible assets, net of amortization	98,960	0
Investment in Achiever Fund I, LLC	120,000	0
Deferred financing fees, net of amortization	1,930,854	177,820

Total Other Assets	2,180,062	570,783

TOTAL ASSETS	$62,734,507	$8,300,643

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$1,410,865	$577,478
Accrued expenses	870,571	170,775
Accrued payroll	161,609	225,644
Notes payable - Doral Bank FSB NY	806,182	0
Notes payable - Merrill Lynch	17,863,560	0

Total Current Liabilities	21,112,787	973,897

LONG-TERM LIABILITIES:
Notes payable - Nomura Credit & Capital	18,732,264	0
Deferred origination fee revenue	1,327,273	7,388

Total Long-term Liabilities	20,059,537	7,388

Total Liabilities	41,172,324	981,285

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, Series A, $.001 par value; 25,000,000 shares authorized
0 and 3,250,006 shares issued and outstanding as of 06/30/2006 and 06/30/2005	0	3,250
Preferred Stock, Series B, $.001 par value; 25,000,000 shares authorized
7,631,580 and 0 shares issued and outstanding as of 06/30/2006 and 06/30/2005	7,632	0
Common Stock, $.001 par value; 200,000,000 shares authorized, 17,593,565 and
13,664,502 issued and outstanding as of 06/30/2006 and 06/30/2005	17,593	13,664
Additional paid-in capital	35,775,538	6,426,066
Additional paid-in capital - options	7,518,079	0
Additional paid-in capital - Series A beneficial conversion feature	6,334,174	6,175,000
Additional paid-in capital - Series B beneficial conversion feature	10,847,759	0
Additional paid-in capital - warrants	10,369,549	7,382,068
Accumulated deficit	(49,308,141)	(12,680,690)

Total Stockholders' Equity (Deficit)	21,562,183	7,319,358

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$62,734,507	$8,300,643

The accompanying notes are an integral part of these consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(RESTATED)
FOR THE YEAR ENDED JUNE 30, 2006 (AUDITED),
SIX MONTHS ENDED JUNE 30, 2005 (AUDITED),
AND YEAR ENDED DECEMBER 31, 2004 (AUDITED)

	Year	Six Months	Year
	Ended	Ended	Ended
	June 30,	June 30,	December 31,
	2006	2005	2004
	(Audited)	(Audited)	(Audited)
	(Restated)	(Restated)
OPERATING REVENUE:
Referral income - consolidations	$0	$238,175	$0
Referral income - private student loans	1,889	881	8,177
Loan portfolio interest income - private loans	1,206,160	297	0
Origination fee revenue - private	9,526	0	0
Late payment fee revenue	494	0	0
License income	26,423	0	0

Total Operating Revenue	1,244,492	239,353	8,177

COST OF REVENUES
Referral marketing costs - consolidations	23,300	189,725	0
Referral marketing costs - private student loans	348,822	0	0
Facility interest and origination bank costs	1,078,202	10,185	0
Bad debt reserve	814,631	0	0
Consulting and hosting	53,775	0	0
Servicing and custodial costs	82,625	25,070	0

Total Cost of Revenues	2,401,355	224,980	0

GROSS PROFIT/(LOSS)	(1,156,863)	14,373	8,177

OPERATING EXPENSES
Corporate general and administrative expenses	9,609,122	1,104,701	774,122
Sales and marketing expenses	7,447,426	791,261	312,301
Operations expenses	2,522,738	257,307	35,687
Technology development	1,466,705	855,132	158,646
Legal expenses	590,513	791,011	475,984
Other operating expenses	661,255	247,807	98,894
Depreciation and amortization	1,969,858	70,595	13,782

Total Operating Expenses	24,267,617	4,117,814	1,869,416

OPERATING (LOSS)	(25,424,480)	(4,103,441)	(1,861,239)

OTHER INCOME/(EXPENSE)
Interest income	428,201	83,398	13,931
Interest expense	(23,501)	(67,905)	(22,133)
Other non-operating income/(expense)	30,868	16,785	(1,992)

Total Other Income/(Expense)	435,568	32,278	(10,194)

NET (LOSS) BEFORE PROVISION FOR INCOME TAXES	(24,988,912)	(4,071,163)	(1,871,433)
Provision for income taxes	0	0	0

NET (LOSS)	($24,988,912)	($4,071,163)	($1,871,433)

LESS PREFERRED STOCK DIVIDEND	(11,606,683)	(6,175,000)	0

(LOSS) APPLICABLE TO COMMON SHARES	($36,595,595)	($10,246,163)	($1,871,433)

NET (LOSS) PER BASIC AND DILUTED SHARES	($2.42)	($0.75)	($0.14)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	15,100,652	13,608,511	13,209,331

The accompanying notes are an integral part of these consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(RESTATED)
FOR THE YEAR ENDED JUNE 30, 2006 (AUDITED) AND SIX MONTHS ENDED JUNE 30, 2005 (AUDITED)
AND THE YEAR ENDED DECEMBER 31, 2004 (AUDITED)

										Additional	Additional
							Additional	Additional	Additional	Paid-In	Paid-In
	Series A		Series B				Paid-In	Paid-In	Paid-In	Capital	Capital
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Capital	Capital	- Series A	- Series B	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	- Options	- Warrants	Ben Conv	Ben Conv	(Deficit)	Total
										(Restated)	(Restated)	(Restated)

Balance, December 31, 2003	900,000	$900	0	$0	10,300,000	$10,300	$438,800	$0	$0			($442,008)	$7,992

Additional capital contribution							30,450						$30,450

Net (loss) for the six months ended June 30, 2004 before effects of reverse merger												(200,889)	($200,889)

Subtotal-June 30, 2004	900,000	$900	0	$0	10,300,000	$10,300	$469,250	$0	$0	$0	$0	($642,897)	($162,447)

Effects of Reverse Merger Elimination of Iempower equity	(900,000)	(900)			(10,300,000)	(10,300)	(469,250)						($480,450)
Distribution of Pacific Technology equity to Iempower holders					6,863,433	6,863	439,790						$446,653
Assumption of Pacific Technology liabilities by Iempower holders					466,519	466	29,894						$30,360
Remaining equity in Pacific Technology (now MRU Holdings, Inc.)					3,600,000	3,600							$3,600

Issuance of shares in conversion of bridge loan and accrued interest					468,750	469	749,531						$750,000

Common stock issued for cash, July 2004 - net of expenses					2,150,000	2,150	2,455,674						$2,457,824

Common stock issued for cash, October 2004					37,500	38	59,962						$60,000

Net (loss) for the period July 1, 2004 to December 31, 2004												(1,670,544)	($1,670,544)

Balance, December 31, 2004	0	$0	0	$0	13,586,202	$13,586	$3,734,851	$0	$0	$0	$0	($2,313,441)	$1,434,996

Issuance of Series A preferred stock, February 2005	3,250,006	$3,250					2,583,533		7,382,068	6,175,000		($6,175,000)	$9,968,851

Exercise of warrants at $2.00 per share					40,000	40	79,960						$80,000

Exercise of warrants at $1.60 per share					7,100	7	12,153						$12,160

Exercise of warrants at $0.50 per share					31,200	31	15,569						$15,600

Net (loss) for the six months ended June 30, 2005												(4,192,249)	($4,192,249)

Balance, June 30, 2005	3,250,006	$3,250	0	$0	13,664,502	$13,664	$6,426,066	$0	$7,382,068	$6,175,000	$0	($12,680,690)	$7,319,358

Exercise of warrants at $2.00 per share					145,709	146	291,273						$291,419

Exercise of warrants at $1.60 per share					46,050	46	73,634						$73,680

Exercise of warrants at $0.99 per share					21,060	21	20,927						$20,948

Exercise of warrants at $0.50 per share					37,021	37	18,473						$18,510

Exercise of warrants at $0.02 per share					89,950	90	1,709						$1,799

Exercise of options at $3.07 per share					16,250	16	83,984	(34,113)					$49,887

Exercise of options at $3.00 per share					50,000	50	224,950	(75,000)					$150,000

Exercise of options at $2.00 per share					75,000	75	337,425	(187,500)					$150,000

Issuance of Series A preferred stock dividend	198,017	198					137,573			159,174		(191,029)	$105,916

Conversion of Series A preferred stock, January 2006	(3,448,023)	(3,448)			3,448,023	3,448							$0

Issuance of Series B preferred stock, net of expenses, May 2006			7,631,580	7,632			28,159,524				10,516,318	(10,516,318)	$28,167,156

Accrue Series B preferred stock dividend											331,441	(931,191)	($599,750)

Accrue warrants issued to Merrill Lynch									2,987,481				$2,987,481

Accrue FAS123R stock option expense								7,814,692					$7,814,692

Net (loss) for the year ended June 30, 2006												(24,988,912)	($24,988,912)

Balance, June 30, 2006	0	$0	7,631,580	$7,632	17,593,565	$17,593	$35,775,538	$7,518,079	$10,369,549	$6,334,174	$10,847,759	($49,308,140)	$21,562,183

The accompanying notes are an integral part of these consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(RESTATED)
SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005 (Unaudited)

ASSETS
	2006	2005
	(Restated)	(Restated)
CURRENT ASSETS:
Cash and cash equivalents	$5,099,122	$1,237,803
Restricted cash	6,493,446	2,510,216
Accounts receivable	10,416	6,500
Private student loans receivable, held for sale	68,875,763	7,962,903
(net of allowance for loan losses of $2,510,086 and $0, respectively)
Federal student loans receivable, held for sale (net of $0 allowance)	1,813,265	0
Due from affiliates	2,823,132	0
Collateral deposit - student loans	0	250,000
Prepaid expenses and other current assets	523,299	214,068

Total Current Assets	85,638,443	12,181,490

Fixed assets, net of depreciation	631,826	316,623

OTHER ASSETS:
Security deposits	30,248	32,963
Intangible assets, net of amortization	86,590	136,070
Investment in Achiever Fund I, LLC	280,000	0
Deferred financing fees, net of amortization	897,357	160,612

Total Other Assets	1,294,195	329,645

TOTAL ASSETS	$87,564,464	$12,827,758

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$2,160,592	$1,018,059
Accrued expenses	1,365,703	436,512
Accrued payroll	234,366	280,225
Notes payable - Doral Bank FSB NY	5,316,951	1,377,993
Notes payable - Merrill Lynch	46,815,145	0

Total Current Liabilities	55,892,757	3,112,789

LONG-TERM LIABILITIES:
Notes payable - Nomura Credit & Capital	18,347,885	5,001,850
Deferred origination fee revenue	2,439,037	278,825

Total Long-term Liabilities	20,786,922	5,280,675

Total Liabilities	76,679,679	8,393,464

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, Series A, $.001 par value; 25,000,000 shares authorized
0 and 3,171,148 shares issued and outstanding as of 09/30/2006 and 09/30/2005	0	3,171
Preferred Stock, Series B, $.001 par value; 25,000,000 shares authorized
7,631,580 and 0 shares issued and outstanding as of 09/30/2006 and 09/30/2005	7,632	0
Common Stock, $.001 par value; 200,000,000 shares authorized, 17,648,997 and
13,749,574 issued and outstanding as of 09/30/2006 and 09/30/2005	17,649	13,749
Additional paid-in capital	35,871,630	6,432,000
Additional paid-in capital - options	8,285,999	0
Additional paid-in capital - Series A beneficial conversion feature	6,334,174	6,175,000
Additional paid-in capital - Series B beneficial conversion feature	11,013,769	0
Additional paid-in capital - warrants	9,874,402	7,382,068
Accumulated deficit	(60,520,471)	(15,571,694)

Total Stockholders' Equity (Deficit)	10,884,785	4,434,294

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)	$87,564,464	$12,827,758

The accompanying notes are an integral part of these consolidated financial statements.

Attachment to MRU Holdings, Inc.’s
letter to the SEC dated December 8, 2006.
Provided for review, not filed.

MRU HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(RESTATED)
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005 (UNAUDITED)

	2006	2005
	(Restated)
OPERATING REVENUE:
Referral income - consolidations	$0	$230
Referral income - private student loans	63	0
Loan portfolio interest income - private student loans	1,112,631	39,124
Loan portfolio interest income - federal student loans	9,372	0
Origination fee revenue - private loans	19,647	0
Origination processing fees	140,194	0
Late payment fee revenue	190	0
License income	6,250	9,334

Total Operating Revenue	1,288,347	48,688

COST OF REVENUES
Referral marketing costs - consolidations	0	23,300
Referral marketing costs - private student loans	229,455	35,370
Facility interest and origination bank costs	885,392	59,971
Bad debt reserve - private student loans	1,695,455	0
Consulting and hosting	11,250	15,350
Servicing and custodial costs	56,174	8,830

Total Cost of Revenues	2,877,726	142,821

GROSS PROFIT/(LOSS)	(1,589,379)	(94,133)

OPERATING EXPENSES
Corporate general and administrative expenses	1,836,004	501,913
Sales and marketing expenses	4,295,088	990,224
Operations expenses	1,316,015	534,936
Technology development	631,495	195,517
Legal expenses	89,357	173,080
Other operating expenses	139,111	167,256
Depreciation and amortization	886,702	54,855

Total Operating Expenses	9,193,772	2,617,781

OPERATING (LOSS)	(10,783,151)	(2,711,914)

OTHER INCOME/(EXPENSE)
Interest income	171,101	22,002
Interest expense	(279)	(773)
Other non-operating income/(expense)	1,071	0

Total Other Income/(Expense)	171,893	21,229

NET (LOSS) BEFORE PROVISION FOR INCOME TAXES	(10,611,258)	(2,690,685)
Provision for income taxes	0	0

NET (LOSS)	($10,611,258)	($2,690,685)

LESS PREFERRED STOCK DIVIDEND	(601,072)	(200,319)

(LOSS) APPLICABLE TO COMMON SHARES	($11,212,330)	($2,891,004)

NET (LOSS) PER BASIC AND DILUTED SHARES	($0.64)	($0.21)

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING	17,617,449	13,687,923

The accompanying notes are an integral part of these consolidated financial statements.

.